Exhibit 99.1

Cellebrite DI Ltd.and its Subsidiaries

INTERIM CONSOLIDATED BALANCE SHEETS

(U.S Dollars in thousands, except share and per share data)

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands (except share and per share data)

CONSOLIDATED FINANCIAL STATEMENTS

CELLEBRITE DI LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENT

AS OF JUNE 30, 2022

UNAUDITED

Cellebrite DI Ltd. and its Subsidiaries

INTERIM CONSOLIDATED BALANCE SHEETS

(U.S Dollars in thousands, except share and per share data)

		June 30,	December 31,
		2022	2021
	Note	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents		$91,685	$145,973
Short-term deposits	4	18,394	35,592
Marketable securities	4	32,435	—
Trade receivables (net of allowance for doubtful accounts of $1,500 and $1,040 as of June 30, 2022 and December 31, 2021, respectively)		66,746	67,505
Prepaid expenses and other current assets		11,665	12,818
Contract acquisition costs		4,601	4,813
Inventories		8,116	6,511
Total current assets		233,642	273,212

Non-current assets
Other non-current assets		1,826	1,958
Marketable securities	4	22,831	—
Deferred tax assets, net		12,038	9,800
Property and equipment, net		17,775	16,756
Intangible assets, net		9,901	11,228
Goodwill		26,829	26,829
Total non-current assets		91,200	66,571

Total assets		$324,842	$339,783

Liabilities and shareholders’ equity (deficiency)

Current Liabilities
Trade payables		$3,775	$9,546
Other accounts payable and accrued expenses		47,453	54,044
Deferred revenues		121,645	122,983
Total current liabilities		172,873	186,573

Long-term liabilities
Other long term liabilities		6,580	9,537
Deferred revenues		35,476	36,426
Restricted Sponsor Shares liability	9	22,600	44,712
Price Adjustment Shares liability	9	37,798	79,404
Warrant liability	9	25,457	56,478
Total long-term liabilities		127,911	226,557

Total liabilities		$300,784	$413,130

Shareholders’ equity (deficiency)	7
Share capital, NIS 0.00001 par value; 3,454,112,863 shares authorized and 189,649,267 and 187,680,294 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively		*)	*)
Additional paid-in capital		(141,921)	(153,072)
Treasury share, NIS 0.00001 par value; 41,776 ordinary shares		(85)	(85)
Accumulated other comprehensive income		(1,009)	1,372
Retained earnings		167,073	78,438
Total shareholders’ equity (deficiency)		24,058	(73,347)

Total liabilities and shareholders’ equity (deficiency)		$324,842	$339,783

*) Less than 1 USD

Cellebrite DI Ltd.and its Subsidiaries

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

(U.S Dollars in thousands, except share and per share data)

		For the six months ended
		June 30,
		2022	2021
	Note	Unaudited	Unaudited

Revenue:	10
Subscription services		$70,387	$58,844
Term-license		27,653	23,135
Total subscription		98,040	81,979
Perpetual license and other		10,300	18,125
Professional services		16,618	12,347
Total revenue		124,958	112,451

Cost of revenue:
Subscription services		8,112	4,674
Term-license		368	895
Total subscription		8,480	5,569
Perpetual license and other		5,498	2,876
Professional services		10,103	9,822
Total cost of revenue		24,081	18,267

Gross profit		$100,877	$94,184

Operating expenses:
Research and development		39,251	30,281
Sales and marketing		48,151	35,027
General and administrative		21,020	16,268
Total operating expenses		$108,422	$81,576

Operating (loss) income		$(7,545)	$12,608
Financial income, net	11	94,866	862
Income before tax		87,321	13,470
Tax (income) expense		(1,314)	2,084
Net income		$88,635	$11,386

Earnings per share
Basic		$0.47	$0.03	*)
Diluted		$0.44	$0.02	*)

Weighted average shares outstanding
Basic		181,217,005	125,106,697	*)
Diluted		194,355,966	125,106,697	*)

Other comprehensive income:
Unrealized loss on hedging transactions		(2,907)	(1,266)
Unrealized loss on Marketable securities		(286)	—
Currency translation adjustments		812	55
Total other comprehensive loss, net of tax		(2,381)	(1,211)
Total other comprehensive income		$86,254	$10,175

*)	Prior period results have been retroactively adjusted to reflect the 1:1.0422 reverse share split.

Cellebrite DI Ltd.and its Subsidiaries

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY  (Unaudited)

(U.S Dollars in thousands, except share and per share data)

	Six months ended June 30, 2022
	Ordinary Shares Amount	Share Capital		Additional paid in capital	Treasury Share	Retained earnings	Cumulative other comprehensive income	Total
Balance as of December 31,2021	187,680,294		*)	$(153,072)	$(85)	$78,438	$1,372	$(73,347)
Exercise of share option and vested RSUs	1,968,473		*)	4,683	—	—	—	4,683
Share-based compensation expense	—	—		6,463	—	—	—	6,463
Exercise of public warrants	500		*)	5	—	—	—	5
Other comprehensive income:	—	—		—	—	—	(2,381)	(2,381)
Net income	—	—		—	—	88,635	—	88,635
Balance as of June 30,2022	189,649,267		*)	$(141,921)	$(85)	$167,073	$(1,009)	$24,058

	Six months ended June 30, 2021
	Redeemable convertible preferred shares			Ordinary Shares		Share		Additional paid in	Treasury	Retained	Cumulative other comprehensive
	Share		Amount	Amount		Capital		capital	Share	earnings	income	Total
Balance as of December 31,2020	39,779,261	**)	$101,205	124,671,507	**)		*)	$34,226	$(85)	$28,342	$1,321	$63,804
Exercise of share option and vested RSUs	—		—	853,836	**)		*)	187	—	—	—	187
Share-based compensation expense	—		—	—		—		3,402	—	—	—	3,402
Other comprehensive income:	—		—	—		—		—	—	—	(1,211)	(1,211)
Net income	—		—	—		—		—	—	11,386	—	11,386
Balance as of June 30,2021	39,779,261	**)	$101,205	125,525,343			*)	$37,815	$(85)	$39,728	$110	$77,568

*)	Less than 1 USD
**)	Prior period results have been retroactively adjusted to reflect the 1:1.0422 reverse share split.

Cellebrite DI Ltd.and its Subsidiaries

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)

(U.S Dollars in thousands, except share and per share data)

	For the six months ended
	June 30,
	2022	2021
	Unaudited	Unaudited

Cash flow from operating activities:

Net income	$88,635	$11,386
Adjustments to reconcile net income to net cash provided by operating activities:
Share based compensation and RSU's	6,463	3,402
Amortization of premium, discount and accrued interest on marketable securities	(38)	—
Depreciation and amortization	4,369	3,180
Interest income from short term deposits	(199)	—
Deferred income taxes	(1,842)	(569)
Remeasurement of warrant liability	(31,021)	—
Remeasurement of Restricted Sponsor Shares	(22,112)	—
Remeasurement of Price Adjustment Shares liabilities	(41,606)	—
(Increase) decrease in trade receivables	(750)	13,709
Increase (decrease) in deferred revenue	1,942	(2,692)
Decrease (increase) in other non-current assets	133	(4,308)
Decrease (Increase) in prepaid expenses and other current assets	930	(5,158)
Increase in inventories	(1,621)	(123)
Decrease in trade payables	(5,773)	(294)
decrease in other accounts payable and accrued expenses	(9,163)	(4,570)
(Decrease) increase in other long-term liabilities	(2,957)	344
Net cash (used in) provided by operating activities	(14,610)	14,307

Cash flows from investing activities:

Purchases of property and equipment	(3,876)	(2,854)
Investment in marketable securities	(60,685)	—
Proceed from marketable securities	5,172	—
Assets acquisition	—	(3,000)
Investment in short term deposits	(25,000)	(21,000)
Redemption of short term deposits	42,397	50,080
Net cash (used in) provided by investing activities	(41,992)	23,226

Cash flows from financing activities:

Exercise of options to shares	4,683	187
Exercise of public warrants	5	—
Net cash provided by financing activities	4,688	187

Net (decrease) increase in cash and cash equivalents	(51,914)	37,720
Net effect of Currency Translation on cash and cash equivalents	(2,374)	(173)
Cash and cash equivalents at beginning of period	145,973	133,846
Cash and cash equivalents at end of period	$91,685	$171,393

Supplemental cash flow information:
Income taxes paid	3,889	5,661
Non-cash activities
Purchase of property and equipment	221	184

*)	Reclassification

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Note 1. General

a.	Cellebrite DI Ltd. (the “Company”), an Israeli company, was incorporated on April 13, 1999 as a private company, and began its operations in July 1999. The Company and its wholly owned subsidiaries deliver a platform of software and services for legally sanctioned investigations. The Company’s DI platform allows users to collect, review, analyze, and manage digital data across the investigative lifecycle with respect to legally sanctioned investigations. The Company’s primary shareholder is SUNCORPORATION, a public Company traded in the Japanese market, that creates novel ideas based on original technologies (see also Note 12).

b.	On August 30, 2021, the Company merged with TWC Tech Holdings II Corp. (“TWC”). As a result of the merger, as agreed in the Merger Agreement, TWC became a direct, wholly owned subsidiary of the Company. Consequently, the Company’s shares and warrants became listed on The Nasdaq Capital Market under the symbols “CLBT” and “CLBTW”, respectively (see also Note 3).

The merger was accounted as a recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, the Company has been determined to be the accounting acquirer.

Note 2. Summary of Significant Accounting Policies

A.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments necessary for a fair presentation.

The balance sheet as of December 31, 2021 has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2021.

The significant accounting policies disclosed in the Company’s audited 2021 consolidated financial statements and notes thereto have been applied consistently to these unaudited interim consolidated financial statements. Results for the six months ended June 30, 2022 are not necessarily indicative of results that may be expected for the year ending December 31, 2022.

B.	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods and accompanying notes. Actual results could differ from those estimates.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

C.	Marketable securities and Short-Term Deposits

The Company accounts for investments in marketable securities in accordance with ASC No. 320, “Investments—Debt and Equity Securities”. Management determines the appropriate classification of its investments in the debt securities at the time of purchase and re-evaluates such determination at each balance sheet date.

As of June 30, 2022, investments classified as "available-for-sale" ("AFS") are carried at fair value, based on quoted market prices. Unrealized gains and losses are reported in a separate component of shareholders' equity in accumulated other comprehensive income, net of taxes. Gains and losses are recognized when realized, on a specific identification basis, in the Company’s consolidated statements of income.

The Company’s securities are reviewed for impairment in accordance with ASC 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while declines in fair value related to other factors are recognized in accumulated other comprehensive income (loss). As of June 30, 2022, no other-than-temporary impairment had been recognized.

D.	Fair value measurements

The Company accounts for fair value in accordance with ASC 820, “Fair Value Measurements and Disclosures”. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses a three-tier hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.

●	Level 2: Inputs other than Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

●	Level 3: Unobservable inputs for the asset or liability used to measure fair value that are supported by little or no market activity and that are significant to the fair value of the asset or liability at measurement date.

The first two levels in the hierarchy are considered observable inputs and the last is considered unobservable. The carrying value of accounts receivable and payables and the Company’s cash and cash equivalents, restricted cash and short-term investments, approximates fair value due to the short time to expected payment or receipt of cash.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

E.	Recently issued accounting pronouncements

As the Company qualifies as an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

Recently adopted Accounting Standards:

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity ("ASU 2020-06"). The final guidance issued by the FASB for convertible instruments eliminates two of the three models in ASC 470-20 that require separate accounting for embedded conversion features. Separate accounting is still required in certain cases. Additionally, among other changes, the guidance eliminates some of the conditions for equity classification in ASC 815-40-25 for contracts in an entity's own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years.

The Company early adopted the guidance as of January 1, 2022, and the adoption did not have a material impact on the Company’s consolidated financial statements.

Recently issued accounting pronouncements not yet adopted:

In February 2016, the FASB issued ASU 2016-02, “Leases” (“ASC 842”), on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of twelve (12) months or less will be accounted for in a manner similar to the accounting under the prior guidance (ASC 840). The new standard requires lessors to account for leases using an approach that is substantially equivalent to ASC 840 guidance for sales-type leases, direct financing leases and operating leases. The new standard supersedes the previous leases standard, ASC 840, “Leases”. The standard is effective for the annual periods beginning on or after January 1, 2022. The Company expects adoption of the ASU to have a material impact on its consolidated balance sheet, which will result in the recognition of ROU assets and lease liabilities of approximately $15,000-$17,500 on January 1, 2022. The main impact of the ASU pertains to the recognition of an ROU asset and a lease liability arising from the Company’s office building lease agreement. Further, the Company expects its financial income (expenses), net to be impacted by foreign exchange gain and losses arising from its non-USD denominated lease liabilities.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.

ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. The new accounting standard will be effective for the fiscal year beginning on January 1, 2023, including interim periods within that year. The Company does not plan to early adopt the ASU and is assessing the impact of the standard.

In December 2019, the FASB issued ASU 2019-12 to simplify the accounting for income taxes. The guidance eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences related to changes in ownership of equity method investments and foreign subsidiaries. The guidance also simplifies aspects of accounting for taxes partially based on income and enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The standard will be effective for the Company beginning January 1, 2022. The Company does not expect this standard to have a significant impact on the Company’s consolidated financial statements.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Note 3. Merger with TWC

On April 8, 2021, the Company entered into a Business Combination Agreement and Plan of Merger (the “Merger Agreement”) with TWC, a public listed company on Nasdaq and Cupcake Merger Sub, Inc., a new wholly-owned subsidiary of the Company (the “Merger Sub”) in the USA. TWC is a Special Purpose Acquisition Company (SPAC). On August 30, 2021, the Merger was consummated. Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger and transactions contemplated by the Merger Agreement (the “Effective Time”), Merger Sub merged with and into TWC, the separate corporate existence of Merger Sub ceased and TWC became the surviving corporation and a wholly-owned subsidiary of the Company (the “Merger”). TWC became a wholly-owned subsidiary of the Company and the security holders of TWC became security holders of the Company.

On the date of Closing of the Merger (the “Closing”) and prior to the Merger becoming effective by acceptance of the Merger Certificate for filing by the Secretary of State of the State of Delaware, and prior to the Company’s Preferred Share conversion into ordinary shares, NIS 0.00001 par value (“Ordinary Shares”) as described below, an initial dividend of $21,300 (“Initial Dividend”) and an additional dividend of $78,700 (“Additional Dividend”) were paid to the holders of Company’s Ordinary Shares, Preferred Shares and vested restricted share units (“RSU”) (all the “Company Shareholders”).

The dividend distributions were subject to a withholding tax at the shareholder’s level at the rate of 5%-25%.

Immediately after the payment of the Initial Dividend and the Additional Dividend and prior to the Effective Time each Company Preferred Share was automatically converted into Ordinary Share in accordance with the terms in the Company’s Articles of Association.

Immediately following such conversion but prior to the Effective Time, the Company effected a reverse share split of each Company Ordinary Share into such number of Company Ordinary Shares, which set the Ordinary Share value at $10 ( See also Note 7).

Furthermore, the Company issued TWC security holders the following securities at the Effective Time: each public share was converted into the right to receive one (1) Ordinary Share (the “Per Share Merger Consideration”).

At the Effective Time each private warrant of TWC and each warrant of TWC Tech Holdings II, LLC sold to persons other than TWC (the “Public Warrant”) was converted into a warrant of the Company, exercisable for the amount of Per Share Merger Consideration that the holder thereof would have received if such warrant had been exercisable and exercised immediately prior to the Merger. Additionally, each option and RSU of the Company remain outstanding, subject to adjusted terms to reflect the effect of the share split on Ordinary Shares.

Concurrently with the execution of the Merger Agreement, certain accredited investors (the “PIPE Investors” and each, a “PIPE Investor”) entered into share purchase agreements (the “Share Purchase Agreements” and each, a “Share Purchase Agreement”) pursuant to which the PIPE Investors committed to purchase Ordinary Shares from certain Company shareholders at a purchase price of $10.00 per share in an aggregate number equal to 30,000,000 and an aggregate purchase price of $300,000 (the “PIPE Investments” and each, a “PIPE Investment”) on the closing date of August 30, 2021 (the “Closing Date”), which were converted into 30,000,000 Ordinary Shares upon the consummation of the Merger (the “PIPE Shares”). The PIPE Investment closed immediately prior to the Merger.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Note 4. Investments

Short-term investments consisted of the following:

	As of June 30, 2022
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(Unaudited)
Cash and cash equivalents
Money market funds	$6,189	$—	$—	$6,189
Treasury bills	498	—	—	498
Total	6,687	—	—	6,687

Marketable securities
Corporate bond	21,946	—	(212)	21,734
Agency bond	11,725	23	(50)	11,698
Treasury bills	4,992	—	(5)	4,987
US Government	10,172	5	(44)	10,133
Municipality	2,125	—	(3)	2,122
Commercial paper	4,592	—	—	4,592
Total	$55,552	$28	$(314)	$55,266

Short term deposit	18,394	—	—	18,394
Total	$18,394	$—	$—	$18,394

	As of December 31, 2021
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(Audited)
Short term deposits	35,592	—	—	35,592
Total	$35,592	$—	$—	$35,592

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

As of June 30, 2022, no continuous unrealized losses for 12 months or greater was identified.

The following table summarizes the Company’s marketable securities by contractual maturities:

June 30, 2022
(Unaudited)
Due in 1 year or less	$32,435
Due in 1 year through 2 years	22,831
Total	$55,266

Note 5. Derivative Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates.

ASC 815, "Derivatives and Hedging" ("ASC 815"), requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, an entity must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

Gains and losses on derivatives instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), are recorded in accumulated other comprehensive income (loss) and reclassified into in the same accounting period in which the designated forecasted transaction or hedged item affects earnings.

The Company entered into option and forward contracts to hedge a portion of anticipated New Israeli Shekel ("NIS") payroll and benefit payments as well as facilities related payments. These derivative instruments are designated as cash flow hedges, as defined by ASC 815 and accordingly are measured at fair value. These transactions are effective and, as a result, gain or loss on the derivative instruments are reported as a component of accumulated other comprehensive income (loss) and reclassified as payroll expenses, facility expenses or finance expenses, respectively, at the time that the hedged income/expense is recorded.

	Net Notional amount		Fair value (Level 2 within the fair value hierarchy)
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Option contracts to hedge payroll
expenses NIS	49,677	55,016	114	1,051
Forward contracts to hedge payroll
expenses NIS	2,813	16,077	(74)	461
	$52,490	$71,093	$40	$1,512

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

The effect of derivative instruments in cash flow hedging relationship on income and other comprehensive income for the 6 months ended June 30, 2022 and 2021, are summarized below:

	Amount of gain (loss) recognized in other comprehensive income on derivative, net of tax (effective portion)
	6 months ended June 30,
	2022	2021
	(Unaudited)
Derivatives in foreign exchange cash flow hedging relationships:
Forward contracts	$(571)	$(302)
Option contracts	(2,774)	(228)
	$(3,345)	$(530)

Derivatives in foreign exchange cash flow hedging relationships for the 6 months ended June 30, 2022 and 2021, are summarized below:

		Amount of gain (loss) reclassified from other comprehensive income into income (expenses), net of tax (effective portion)
		6 months ended June
	Statements of income line item	2022	2021
		(Unaudited)
Option contracts to hedge payroll and facility expenses	Cost of revenues and operating expenses	$395	$(158)
Forward contracts to hedge payroll and facility expenses	Cost of revenues, operating expenses and financial expenses	43	(578)
		$438	$(736)

Note 6. Commitments and contingent liabilities

The Company has rent agreements for its offices and plants, that are accounted for as operating leases.

The latest period included in the agreements will end by February 28, 2031. Certain agreements have extension options.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Future minimum lease commitments under non-cancellable operating leases as of June 30, 2022, are as follows:

US$ thousands
(Unaudited)
2022	$2,551
2023	4,979
2024	4,345
2025	3,170
2026 and thereafter	2,900
$17,945

Note 7. Shareholders’ equity (deficiency)

a.	Share Split

On August 30, 2021, the Company’s board of directors approved a 1:1.0422 reverse share split. As a result, all Ordinary Shares, Preferred Shares, options for Ordinary Shares, RSUs, exercise prices and net income (loss) per share amounts were adjusted retroactively for all periods presented in these condensed consolidated financial statements as if the share split and change in par value had been in effect as of the date of these condensed consolidated interim financial statements.

b.	Ordinary Shares

As of June 30, 2022 and 2021, the Company was authorized to issue 3,454,112,863 shares of par value NIS 0.00001 per Ordinary Share. The voting, dividend and liquidation rights of the holders of the Company’s Ordinary Shares are subject to and qualified by the rights, powers and preferences of the holders of the preferred shares as set forth below.

Ordinary Shares confer upon its holders the following rights:

i.	The right to participate and vote in the Company’s general meetings. Each share will entitle its holder, when attending and participating in the voting to one vote;

ii.	Dividends or distributions shall be paid or be made to the holders of Ordinary Shares, shall be in an amount equal the product of the dividend or distribution payable or made on each Ordinary Share determined as if all preferred shares had been converted into Ordinary Shares and the number of Ordinary Shares issuable upon conversion of such preferred share, in each case calculated on the record date for determination of holders entitled to receive such dividend or distribution; and

iii.	The right to a share in the distribution of the Company’s excess assets upon liquidation pro rata to the par value of the share held by them.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

c.	Option Plan and RSUs:

A summary of the status of options under the Plan as of June 30, 2022 and changes during the relevant period ended on that date is presented below:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
	(Unaudited)
Outstanding at 31 December, 2021	25,487,897	$2.84	7.03	$132,362
Granted	1,098,646	6.50
Exercised	(1,834,230)	2.68
Forfeited	(1,031,951)	3.24
Outstanding at June 30, 2022	23,720,362	$3.00	6.89	$51,441
Exercisable at June 30, 2022	16,790,095	$2.70	6.46	$40,309

The weighted average fair values at grant date of options granted for the six months ended June 30, 2022 and 2021 were $3.25 and $2.29 per share, respectively.

A summary of the status of RSUs under the Plan as of June 30, 2022 and changes during the relevant period ended on that date is presented below:

June 30, 2022
(Unaudited)
Unvested at beginning of year	2,043,524
Granted	4,318,125
Vested	(134,243)
Forfeited	(432,267)
Unvested at end of the period	5,795,139

The weighted average fair value at grant date of RSUs granted for the six months ended June 30, 2022 was $6.34.

The total equity-based compensation expense related to all of the Company's equity-based awards recognized for the six months ended June 30, 2022 and 2021, was comprised as follows:

	Six Months Ended June 30,
	2022	2021
	(Unaudited)
Cost of revenues	$587	$149
Research and development	1,251	1,208
Sales and marketing	2,529	591
General and administrative	2,096	1,454
	$6,463	$3,402

As of June 30, 2022, there were unrecognized compensation costs of $41,070, which are expected to be recognized over a weighted average period of approximately 3.3 years.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

In August 2021, the Company adopted the 2021 Employee Share Purchase Plan (“ESPP”). A total of 1,871,687 ordinary shares are available for sale under the ESPP. The number of ordinary shares available for sale under the ESPP also includes an annual increase on the first day of each calendar year beginning with 2021, equal to the least of (i) 1,871,687 ordinary shares, (ii) one percent (1%) of the total number of ordinary shares outstanding as of the last day of the immediately preceding calendar year, or (iii) such other amount as may be determined by the Company.

Generally, all of the Company’s employees are eligible to participate if they are employed by the Company 6 month prior to the relevant enrollment period start. However, an employee may not be granted rights to purchase the Company’s ordinary shares under the ESPP if such employee (i) immediately after the grant would own capital shares or hold outstanding share options to purchase such shares possessing 5% or more of the total combined voting power or value of all classes of capital shares of the Company; or (ii) holds rights to purchase ordinary shares under all employee share purchase plans of the Company that accrue at a rate that exceeds $25,000 worth of the Company’s ordinary shares for each calendar year in which such rights are outstanding at any time.

The Company’s ESPP permits participants to purchase the Company’s ordinary shares through contributions in the form of payroll deductions, of up to 10% of their eligible compensation (as defined in the ESPP). Amounts contributed and accumulated by the participant will be used to purchase the Company’s ordinary shares at the end of each offering period. A participant may purchase a maximum of 5,000 of the Company’s ordinary shares during any calendar year. The purchase price of the shares will be 85% of the lower between of the fair market value of the Company’s ordinary shares on the first or last trading day of the offering period. Participants may end their participation at any time during an offering period, until 20 days prior to the end of the offering period, and will be paid their accrued contributions that have not yet been used to purchase shares of the Company’s ordinary shares. Participation ends automatically upon termination of employment with the Company.

As of June 30, 2022, no shares have been granted under the ESPP.

Note 8. Net income per share

The following table sets forth the computation of basic losses per share:

	Six Months Ended June 30,
	2022	2021
	(Unaudited)
Numerator:
Net income	$88,635	$11,386
Basic net income attributable to Preferred shareholders	—	7,563
Basic net income attributable to Ordinary shareholders	85,130	3,823
Basic net loss attributable to Restricted sponsor shares	3,505	—

Denominator:
Weighted average number of Ordinary Shares used in computing basic earning per share	181,217,005	125,106,697
Basic net loss per share of Ordinary shareholders	$0.47	$0.03
Weighted average number of Ordinary Shares used in computing diluted net earning per share	194,355,966	125,106,697
Diluted net earning per share of Ordinary shareholders	$0.44	$0.02

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Note 9. Fair value measurements

Warrant liability

Upon the closing of the transaction, 20,000,000 Public Warrants and 9,666,667 private warrants, that were both issued by TWC prior to the transaction, were outstanding to purchase the Company’s Ordinary Shares. Each warrant entitles the holder to purchase one Company Ordinary Share at a price of $11.50 per share, subject to adjustments. The warrants are exercisable at any time commencing 30 days after the completion of the transaction and expire five years after the Closing Date or earlier upon redemption or liquidation. The Company may redeem the outstanding Public Warrants in whole and not in part at a price of $0.01 per warrant at any time after they become exercisable, provided that the last sale price of the Company Ordinary Shares equals or exceeds $18 per share, subject to adjustments, for any 20 trading-days within a 30 trading-day period ending three business days prior to the date on which the Company sends the notice of redemption to the warrant holders. The private warrants have similar terms as the Public Warrants, except that the private warrants may be exercised for cash or on a cashless basis at the holder’s option and the private warrants will not be redeemed by the Company as long as they are held by the initial purchasers or their permitted transferees, but once they are transferred, they have the same rights as the Public Warrants. As the private warrants include provisions that provide for potential changes to the settlement amounts that are dependent on the characteristics of the holder of the warrant, under ASC Section 815-40, those warrants are not indexed to the Company’s Ordinary Shares in the manner contemplated by that Section, so long as they are held by the initial purchasers or their permitted transferees.

The Public Warrants may be exercised with a different mechanism, depending on whether the Company maintains an effective registration statement or not. Since, among other things, the fact that whether the Company maintains an effective registration statement effects the settlement provision of the Public Warrants is not an input into the pricing of fixed for fixed option model on equity shares, the Public Warrants are precluded from being indexed to the Company's own share and should be classified as a liability.

The Company has classified the warrants assumed during the Merger (both public and private) as a liability pursuant to ASC 815-40 since the warrants do not meet the equity classification conditions. Accordingly, the Company measured the warrants at their fair value. The warrants liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of comprehensive loss.

During the six months ended June 30, 2022, 500 public warrants were exercised in a total amount of $5.

	Public Warrants	Private Placement Warrants	Total Warrant liability
	(Unaudited)
Balance, December 31, 2021	$35,200	$21,278	$56,478
Change in fair value of warrant liability	(19,720)	(11,301)	(31,021)
Balance, June 30, 2022	$15,480	$9,977	$25,457

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

The estimated fair value of the private placement warrant liabilities is determined using Level 3 inputs. Inherent in a Black-Scholes valuation model are assumptions related to expected share-price volatility, expiration, risk-free interest rate and dividend yield. The Company estimates the volatility of its Ordinary Shares based on historical volatility of select peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expiration of the warrants. The dividend yield is based on the historical rate, which the Company anticipates will remain at 0%. The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

As of June 30, 2022
(Unaudited)
Number of private placement warrants	9,666,667
Exercise price	$11.5
Share price	$5.10
Expiration term (in years)	4.17
Volatility	50.3%
Risk-free Rate	3.02%
Dividend yield	0%

Restricted sponsor shares liability and Price adjustment shares liability

7,500,000 Ordinary Shares issued to TWC Tech Holdings II, LLC, out of a total of 13,500,000 shares, are Restricted Sponsor Shares and will vest in 3 tranches of 3,000,000, 3,000,000 and 1,500,000, upon achievement of the triggering events (as defined in the business combination agreement); if at any time during the Price Adjustment Period the price of Ordinary Shares will be greater than or equal to $12.50, $15.00 and $30.00, respectively, over any twenty trading days within any thirty trading day period. In the event of a post-Closing change of control transaction involving the Company, any Restricted Sponsor Shares not previously vested will vest and will be entitled to participate in the change of control transaction. The probability of such event was considered by the Company. Upon the expiration of the Price Adjustment Period (a period of seven years), any unvested Cellebrite Shares that have not vested as of such time will be forfeited. The Company security holders shall be entitled to vote their unvested Restricted Sponsor Shares and receive dividends and other distribution, and to have all other economic rights, in each case, with respect to such Restricted Sponsor Shares while they remain unvested.

Holders of the Ordinary Shares and vested RSUs, in each case as of immediately prior to the Effective Time, are eligible to receive up to 15,000,000 Ordinary Shares that will vest in 3 tranches of 5,000,000 upon achievement of the triggering events (if at any time during the Price Adjustment Period the price of Ordinary Shares will be greater than or equal to $12.50, $15.00 and $17.50, respectively, over any 20 trading-days within any 30 trading-day period.) or upon a Change of Control (as defined in business combination agreement) before the five (5) year anniversary of the Closing Date; The probability of such event was considered by the Company.

The restricted Sponsor shares liability and Price adjustment shares are measured at fair value using Level 3 inputs.

The Company has determined that the price adjustment shares, and the restricted sponsor shares are freestanding financing instruments since those rights are legally detachable and separately exercisable. The Company has determined that the price adjustment rights, and the restricted sponsor shares are not indexed to Company’s stock since if a change of control occurs, all the shares underlying the price adjustment shares and the restricted sponsor shares will be issued regardless of the company’s stock price. Therefore, the Company accounted for the price adjustment shares and for the restricted sponsor shares as a liability measured at fair value through earnings.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

	Restricted sponsor shares	Price adjustment shares	Total
	(Unaudited)
Balance, December 31,2021	$44,712	$79,404	$124,116
Change in fair value of restricted sponsor shares and price adjustment shares	(22,112)	(41,606)	(63,718)
Balance, June 30,2022	$22,600	$37,798	$60,398

The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

	As of June 30, 2022
	(Unaudited)
	Restricted sponsor shares	Price adjustment shares
Number of shares	7,500,000	15,000,000
Share price	$12.5-$30	$12.5-$17.5
Remaining exercise period	$6.17	$4.17
Share value	$1.6-$3.38	$2-$2.84

Note 10. Revenue recognition

Disaggregation of Revenues

The following table provides information about disaggregated revenue by geographical areas:

	Six Months Ended June 30,
	2022	2021
	(Unaudited)
EMEA	$42,616	$39,355
America	63,406	57,356
APAC	18,936	15,740
Total	$124,958	$112,451

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Contract Balances

The following table provides information about contract liabilities from contracts with customers:

	June 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
Contract liabilities, current	121,645	122,983
Contract liabilities, non-current	$35,476	$36,426

Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date. The non-current portion of the deferred revenue balance is recognized as revenue following the 12-month period after the balance sheet date. Of the $159,409 and $138,982 of deferred revenue as of December 31, 2021 and 2020, respectively, the Company recognized $73,264 and $68,282 as revenue during the six months ended June 30, 2022 and 2021.

Remaining Performance Obligations

The Company’s remaining performance obligations are comprised of product and services revenue not yet delivered. As of June 30, 2022 and December 31, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was $228,461 and $231,666 respectively, which consists of both billed consideration in the amount of $157,121 and $159,409 respectively, and unbilled consideration in the amount of $71,340 and $72,257 respectively, that the Company expects to recognize as revenue. As of June 30, 2022, the Company expects to recognize 62% of its remaining performance obligations as revenue in the next 12 months.

Contract acquisition costs

The Company capitalizes sales commissions and associated payroll taxes paid to sales personnel that are incremental to obtaining customer contracts. These costs are recorded as deferred contract acquisition costs on the consolidated balance sheets. The Company determines whether costs should be deferred based on its sales compensation plans and if the commissions are incremental and would not have occurred absent the customer contract.

Sales commissions for the renewal of a contract are considered commensurate with the sales commissions paid for the acquisition of the initial contract given no substantive difference in commission rates in proportion to their respective contract values. Sales commissions paid upon the initial acquisition and for the renewal of a contract are amortized over the contractual term of the initial contract or the renewal.

Amortization of sales commissions are consistent with the pattern of revenue recognition of each performance obligation and are included in sales and marketing expense in the consolidated statements of operations.

The Company periodically reviews these deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. No impairment losses of capitalizes sales commissions were recorded during the periods presented.

Amortization of deferred contract acquisition costs for the six months ended in June 30, 2022 and 2021 were $5,322 and $4,506, respectively.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Note 11. Financial income, net

	Six Months Ended June 30,
	2022	2021
	(Unaudited)
Financial income:
Interest on deposits	$345	$577
Foreign currency translation differences	149	354
Interest income from marketable securities	98	—
Remeasurement of restricted sponsor shares	22,112	—
Remeasurement of price adjustment shares	41,606	—
Remeasurement of warrant liability	31,021	—
Other	52	81

Financial expenses:
Bank charges	(128)	(77)
Foreign currency translation differences	(148)	(25)
Others	(241)	(48)
Total	$94,866	$862

Note 12. Transactions and Balances with Related Parties

a. Transactions with SUN Corporation

	Six Months Ended June 30
	2022	2021
	(Unaudited)
Revenues	1,719	1,234

b. Balances with SUN Corporation

	June 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
Trade receivables	407	214